UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated July 2, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

The following documents are being submitted herewith:
•	Press Release dated June 1, 2009.

•	Press Release dated June 23, 2009.

•	Press Release dated June 30, 2009.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: July 2, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge to present at the Macquarie Global Infrastructure Conference.
CALGARY, Alberta, June 1, 2009 — J. Richard Bird, Executive Vice President, Chief Financial Officer & Corporate Development, will be presenting at the Macquarie Global Infrastructure Conference on Thursday, June 4, 2009 at 11:45 am ET.
To view the webcast, please visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
For further information, contact:
Vern Yu
Enbridge Investor Relations
(403) 231-3946
Email: vern.yu@enbridge.com

NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, June 23, 2009— Enbridge Gas Distribution, a regulated utility, announced today that it has received approval from the Ontario Energy Board (OEB) for its July 1, 2009 rates. The changes are due to a decrease in North American natural gas prices.
For typical residential customers* who buy their gas supply from Enbridge Gas Distribution, the changes will result in a decrease of about $105 annually. There is also a Gas Cost Adjustment Refund of about $147 during the next nine months for typical residential customers who buy their natural gas from Enbridge Gas Distribution.
The Gas Supply Charge has decreased to 20.4 cents per cubic metre (¢/m 3) from 23.5 ¢/m 3. The Gas Cost Adjustment Refund is 5.72 ¢/m 3 for the period from July 1, 2009 to March 31, 2010.
Enbridge Gas Distribution does not earn a profit on the price of natural gas. Customers who purchase their gas supply from Enbridge Gas Distribution pay the same price that the Company pays to purchase the natural gas in the North American market. Market price forecasts are usually reviewed every three months and, if they have gone up or down, Enbridge applies to the OEB for an adjustment to its prices. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Gas Cost Adjustment.
Gas supply costs are passed through to customers without any mark-up. Enbridge Gas Distribution earns an OEB-approved regulated rate of return, or profit, on the distribution of natural gas.
Residential customers who purchase their natural gas from a marketer will see their bill decline by approximately $10 annually due to a decrease in commodity-related delivery costs. The Gas Supply Charge for these customers will depend on their contracts with their marketers.
Natural gas remains the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average 41 per cent less expensive than electricity and 39 per cent less expensive than oil.**
Customers are encouraged to visit www.enbridgegas.com to look for energy efficiency tips that will help them get the best value for their energy dollar, sign up for eBill, Enbridge’s electronic billing service, and register for the Budget Billing Plan which begins in September for the 2009-2010 heating season.
Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. As a distributor of energy, Enbridge owns and operates distribution services in Ontario, which distributes natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec.

Please see the attached backgrounder for more information about Enbridge Gas Distribution’s prices.
*A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.
**Based on a five-year rolling average from August 2004 to July 2009. Natural gas prices based on Enbridge Gas Distribution’s July 2009 prices. Electricity prices based on Toronto Hydro rates that went into effect May 2009 and are approved by the Ontario Energy Board. Oil prices are based on rates as of April 2009. The calculations are done on an energy equivalent basis. Estimates do not include taxes or any rental or financing costs.
Media contact:
Lisa McCarney-Warus
Tel: (416) 495-5662
lisa.mccarney@enbridge.com

Natural Gas Prices

Long-term trends show natural gas is the most economical energy choice

Average Price
Electricity
Natural Gas
41%
2004
2005
2006
2007
2008
2009

Natural gas is the most economical energy choice for heating your home and water.

- During the last five years, natural gas has been on average about 41 per cent cheaper than electricity.*
- Reliable, safe and efficient natural gas is the most popular choice for home and water heating in Ontario.

Enbridge Gas Distribution, a regulated utility, does not make a profit on the price of natural gas.

- About 65 per cent of our customers buy their natural gas supply from Enbridge Gas Distribution.
- The Gas Supply Charge, the price for natural gas fuel, makes up the biggest part 59 per cent of a customer's gas bill.*
- The utility's gas price is based on a forecast of North American market prices.
- Factors that impact the market price include: supply and demand, volume of gas in storage, availability and capacity of pipelines, and the cost of other energy sources.
- Enbridge Gas Distribution buys gas on behalf of these customers from producers.
- Customers who purchase natural gas directly from Enbridge Gas Distribution pay the same as the utility's cost to purchase natural gas.
- The utility establishes a price for its natural gas supply based on a forecast of market prices for the next 12 months. The forecast price is reviewed every three months and, if necessary, adjusted accordingly to reflect market changes.
- If our forecasts are over or under our actual costs, we reimburse or collect from customers through Gas Cost Adjustments.

The Gas Cost Adjustment refund is a result of our actual gas costs being lower than previously forecast.

- A new Gas Cost Adjustment refund will be in place from July 1, 2009 to March 31, 2010. The refund makes up about 13 per cent of the bill.*
- The refund will only apply to customers who buy their gas supply from the utility.

Natural Gas Prices

ENBRIDGE

YOUR BILL
Gas Supply Charge
59%
Gas Cost Adjustment (-13%)
Delivery Charge
36%
Customer Charge 18%
ENBRIDGE

The Customer Charge is a fixed monthly charge.

- This $16 monthly charge makes up about 18 per cent of a customer's annual bill.*
- It helps cover costs for emergency response, meter reading, maintenance of equipment and customer services.

The Delivery Charge is approved by the Ontario Energy Board.

- The Delivery Charge makes up about 36 per cent of a customer's bill.*
- The Delivery Charge is regulated by the Ontario Energy Board. This charge includes a regulated rate of return (income) on the capital that Enbridge Gas Distribution invests in the distribution system.
- It also includes costs to transport natural gas from the source of supply to the distribution system in Ontario and for the safe, reliable and efficient distribution of natural gas through the utility's pipes to customers.

Customers can choose to buy their gas supply from Enbridge Gas Distribution or from a natural gas marketer.

- About 35 per cent of our customers buy their natural gas from a natural gas marketer.
- They pay an agreed upon price for the Gas Supply Charge for a contracted period.
- When the contract is up, customers can renew, go to another marketer or return to the utility for their gas supply.
- If you already have an existing gas supply contract with a marketer and are considering a new offer from another marketer, check your existing contract or contact your current marketer to find out what, if any, cancellation penalties apply. Most contracts do include a fee to terminate early.
- A list of licensed marketers is available from the Ontario Energy Board at www.oeb.gov.on.ca.

CG.014.616 July/09

For more **information** about **Enbridge Gas Distribution**, visit **www.enbridgegas.com**

*Based on a typical annual bill for a residential customer who buys gas from Enbridge Gas Distribution and uses 3,064 cubic metres of natural gas for home and water heating annually. Updated based on our annualized rates for July 1, 2009.

NEWS RELEASE
Enbridge to present at the TD Newcrest Unconventional Oil Forum
CALGARY, Alberta, June 30, 2009 — Al Monaco, Executive Vice President, Major Projects, will be presenting at the 2009 TD Newcrest Unconventional Oil Form in Calgary, Alberta on Wednesday, July 8, 2009 at 9:15 am. MT.
To view the presentation on Wednesday, July 8, 2009, please visit the Presentations and Calendar page of the Enbridge Inc. website: http://www.enbridge.com/investor/presentations-calendar.php
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
For further information, contact:
Vern Yu
Enbridge Investor Relations
(403) 231-3946
Email: vern.yu@enbridge.com